UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

WAL-MART STORES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-6991	71-0415188
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

702 S.W. 8th Street
Bentonville, Arkansas	72716
(Address of principal executive offices)	(Zip Code)

Jay T. Jorgensen
Executive Vice President, Global Chief Ethics and Compliance Officer
479-273-4000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
General
This Specialized Disclosure Report on Form SD (this “Specialized Disclosure Report”) of Wal-Mart Stores, Inc. (the “Registrant”) is being filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and Item 1.01 of Form SD of the Commission (“Item 1.01”) with respect to the reporting year ended December 31, 2015 (the “Reporting Year”).
The Registrant and its subsidiaries (collectively, the “Company”) operate retail stores that sell goods to the Company’s customers, some of which goods contain Conflict Minerals (as described below). The Company has determined that it sells and sold one product that may be deemed to be manufactured by the Company during that Reporting Year that contained a Conflict Mineral necessary to the functionality or production of such product. That product was certain prescription eyeglass lenses (the “Eyeglass Lenses”) that were coated with materials containing the Conflict Mineral tantalum (the “Materials”). The Company acquired the Materials from an unaffiliated, third-party supplier (the “Supplier”). The Company has also determined that the Company does not sell and has not sold any product containing Conflict Minerals necessary to the functionality or production of such product that was contracted by the Company to be manufactured and was manufactured during the Reporting Year.
The supply chain with respect to the goods the Company sells to its customers is complex. Often a number of third parties are in the supply chain between the Company’s direct third-party suppliers of goods and materials the Company acquires and the original sources of any conflict minerals (as defined in Item 1.01 and referred to herein as “Conflict Minerals”) contained in such goods or materials. The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners. As a consequence, the Company must rely on its third-party suppliers to provide the Company with information regarding any Conflict Minerals contained in goods and materials those suppliers sell to the Company.
Conflict Minerals Disclosure
To comply with the requirements of Rule 13p-1 and Item 1.01, the Company has adopted a Global Conflict Minerals Compliance Policy (the “Conflict Minerals Policy”) that sets forth the Company’s expectations that its third-party suppliers will actively support the Company’s Conflict Minerals compliance efforts by: (1) adopting responsible mineral sourcing policies in dealing with their supply chain consistent with the Conflict Minerals Policy and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas; (2) supplying products to the Company that do not contain Conflict Minerals that have been sourced under circumstances that contribute to armed conflict in the Democratic Republic of the Congo and its adjoining countries (the “Covered Countries”); and (3) providing the Company with evidence to support the suppliers’ representations as to the Conflict Minerals status of their products upon request. The expectations of the Company under its Conflict Minerals Policy were communicated to the Supplier. In addition, the Company has designed and implemented a system of controls and procedures (the “Compliance System”) to enable the Company, among other things:

•
to identify any product the Company sells or has sold to its customers that, for purposes of Rule 13p-1 and Item 1.01, the Company manufactures or contracts to manufacture that contains one or more Conflict Minerals necessary to the functionality or production of such product (each such product, a “CM Product”);

•
to make good faith, reasonable country of origin inquiries (“RCOIs”) to determine the country of origin of each Conflict Mineral contained in any CM Product the Company sells or has sold and that is necessary to the functionality or production of such CM Product (each, a “Necessary Conflict Mineral”) or that such Necessary Conflict Mineral came from recycled or scrap sources (as defined in Item 1.01); and

•	where required, to conduct due diligence on the source and chain of custody of Necessary Conflict Minerals contained in CM Products.
In connection with identifying each CM Product, if any, the Company sells or has sold to its customers and that the Company manufactures or contracts to manufacture, the Company, for each reporting year:

•
makes inquiries of appropriate Associates (as the Company refers to its employees) throughout its global operations to identify each product, if any, containing one or more Necessary Conflict Minerals that the Company sells or has sold and that was manufactured during such reporting year that is not clearly a generic product purchased from a supplier, whether or not such product bears a private label or brand name of the Company (each, a “Possible CM Product”);

•	obtains and assesses information with respect to its procurement of, and the manufacture of, each Possible CM Product and determines whether the Company manufactured such Possible CM Product;

•
for each such Possible CM Product that the Company determines it did not manufacture, determines whether the Company contracted to manufacture such Possible CM Product based on the Company’s assessment of the facts and circumstances surrounding the Company’s procurement of such Possible CM Product, including its assessment of:

▪
whether the Company exercised any influence over the manufacturing of such Possible CM Product, including over the materials, parts, ingredients, or components included in such Possible CM Product, based on the individual facts and circumstances surrounding the Company’s business as a retailer and the retail industry, and, if the Company exercised any influence over any of such matters, the nature and degree of the influence the Company so exercised;

▪
whether the Company specified in, or negotiated with the supplier of such Possible CM Product, terms of the Company’s purchase order for such Possible CM Product that directly related to the manufacturing of such Possible CM Product or did so in a manner that was the practical equivalent of contracting on terms that directly related to the manufacturing of the Possible CM Product;

▪	the nature of the specifications for such Possible CM Product that were given to the supplier of such Possible CM Product by the Company;

▪
how any specifications for the Possible CM Product provided by the Company to the supplier of such Possible CM Product differed from the type of specifications that retailers generally must provide to their suppliers to indicate particular generic products sold by a supplier that the retailers are ordering from the supplier or, where generic products sold by a supplier are ordered by model name or number or item number, the type of specifications of such generic products reflected in a supplier’s description of such generic products; and

▪
the nature of the supplier of such Possible CM Product and whether the Company was a sales channel for the supplier’s products, including the Possible CM Product, as opposed to the Company having outsourced to the supplier what would otherwise be the Company’s own manufacturing activity.

Pursuant to internal procedures performed by the Company under the Compliance System, the Company determined that during the Reporting Year: (1) the only CM Product that the Company manufactured or contracted to manufacture that was sold to its customers was the Eyeglass Lenses; and (2) the Materials used to coat the Eyeglass Lenses contained tantalum, a Conflict Mineral, that may be deemed to be necessary to the functionality or production of the Eyeglass Lenses (the “Necessary Tantalum”).
Upon identifying the Eyeglass Lenses as a CM Product pursuant to the Compliance System, the Company conducted an RCOI with respect to the Necessary Tantalum in the Materials. The RCOI involved the following steps:

(a)
the Company notified the Supplier of the Conflict Minerals Policy, the Company’s expectations regarding its compliance obligations under Rule 13p-1 and its expectations for the Supplier’s cooperation in the Company’s compliance activities;

(b)	provided the Supplier with access to the Retail Industry Leaders Association’s Conflict Minerals awareness training;

(c)
delivered live or recorded training to the Supplier on the Company’s Compliance Portal regarding the use of the Company’s Conflict Minerals survey tool, which is based on the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template and is designed to elicit representations and certifications from the suppliers of CM Products to provide the Company with reasonable assurance as to country of origin and source of the Necessary Tantalum (a “Conflict Minerals Survey”);

(d)	required the Supplier to complete, and obtained from the Supplier, a completed Conflict Minerals Survey;

(e)
assessed appropriate completion of, and analyzed and took steps to confirm the responses to, the Conflict Minerals Survey completed and provided to the Company by the Supplier (the “Completed Supplier Survey”);

(f)
determined that the Company did not need to escalate inquiries and communications with the Supplier or conduct follow-up training regarding Rule 13p-1, Item 1.01, the Conflict Minerals Survey and the Compliance Portal, which inquiries, communications and follow-up training would have been made and conducted if the Company deemed such appropriate based on its assessment of the Completed Supplier Survey;

(g)
ascertained that the Company had final completion of a Conflict Minerals Survey by the Supplier and that the Company had no need for, and had not received, any follow-up responses of the Supplier to the Completed Supplier Survey or any other inquiries made of the Supplier; and

(h)	compiled the results of the Completed Supplier Survey and any other inquiries and reviewed such results to determine the country of origin of the Necessary Tantalum.
The result of the Company’s RCOI with respect to the Necessary Tantalum contained in the Materials, which was conducted as described above, was that the Company received information from the Supplier regarding its sourcing of, and the location of origin of, the Necessary Tantalum contained in the Materials. The information provided by the Supplier included responses to questions in the Completed Supplier Survey and representations and certifications of the Supplier relating to its sourcing of the Necessary Tantalum and the location of origin of the Necessary Tantalum.

The Company concluded that the information obtained as a result of the Company’s RCOI with respect to the Necessary Tantalum was sufficient to permit the Company to determine whether the Necessary Tantalum originated at a location outside of the Covered Countries. None of the information obtained by the Company presented warning signs or other circumstances to the Company indicating to the Company that any of the Necessary Tantalum may have originated in a Covered Country.
Based on its RCOI, the Company determined that the Necessary Tantalum originated in a location other than in a Covered Country. Accordingly, the Company is not required to provide a Conflict Minerals Report as an exhibit to this Specialized Disclosure Report.
This Specialized Disclosure Report and the Conflict Minerals Policy are available for review on the Registrant’s publicly available corporate website at http://stock.walmart.com/investors/esg-investors/ and at http://corporate.walmart.com/policies/conflict-minerals-policy, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WAL-MART STORES, INC.

By:	/s/ Jeffrey J. Gearhart	Date: May 31, 2016
Jeffrey J. Gearhart
Executive Vice President, Global Governance and Corporate Secretary